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02015450

25 February 2002

BY SWIFTAIR

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549
USA



Dear Sir

LAURA ASHLEY HOLDINGS plc
FILE NO 82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company")
under Rule 12g3-2 (b) of the Securities Exchange Act of 1934, as amended, please
find enclosed an announcement released to the London Stock Exchange by the
Company.

Please receipt stamp the enclosed copy of this letter and
return it to the undersigned in the envelope provided.

Yours faithfully

Ann. E. Mantz
Company Secretary

cc. Mr. Brian Teitelbaum (Citibank)



A Member of The MUI Group

Laura Ashley Holdings plc: Registered in England and Wales No. 1012631. Registered Office 27 Bagleys Lane, Fulham, London SW6 2QA.
I:\A0084724\Word\Letters\Stock Exchange File No 82-1356.Doc

25 February 2002

LAURA ASHLEY HOLDINGS plc
Director's Dealings

Laura Ashley Holdings plc ("the Company") has been advised today that Dr Khoo Kay Peng, Chairman of the Company, is deemed to have an interest in an additional 1,000,000 ordinary shares in the capital of the Company. The shares were acquired by Bonham Industries Limited on 22 February 2002 at 20.50p per share.

Dr Khoo Kay Peng is now deemed to have an interest in a total of 60,406,867 ordinary shares representing 10.121% of the Company's issued ordinary share capital.

The shareholding represents the interest of Dr Khoo Kay Peng, Bonham Industries Limited, Soo Lay Holdings, Sdn Bhd and KKP Holdings Sdn. Bhd.

For further information:

Jim Bellingham	Chief Financial Officer	020 7880 5100
Katya Reynier	Brunswick Group	020 7404 5959